Exhibit 99
	For Release:	November 2, 2011
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS
ALLETE, Inc. reports third quarter earnings of 57 cents per share;
Expects to finish year at higher end of guidance range

DULUTH, Minn. - ALLETE (NYSE: ALE) today reported third quarter 2011 earnings of 57 cents per share on net income of $20.5 million and revenue of $226.9 million. In the same period a year ago, ALLETE earned 56 cents per share on net income of $19.6 million and revenue of $224.1 million.

Quarterly net income from ALLETE's Regulated Operations segment improved about eight percent from $22.1 million in 2010 to $23.8 million in 2011, primarily due to an increase in industrial electric sales and higher current cost recovery revenue at Minnesota Power compared to last year. The additional revenue was partially offset by increased expense for depreciation, interest and property taxes related to recent capital investments.

“Our quarterly and year-to-date financial results reflect strong production levels from our large industrial customers,” said ALLETE Chairman, President and CEO Alan R. Hodnik. “These customers expect to operate at near full-production levels for the remainder of the year. Looking ahead, we are particularly encouraged by new industrial customer activity that signals growth in our region for the future.”

The Investments and Other segment recorded a net loss of $3.3 million compared to a net loss of $2.5 million in 2010. Results for the quarter included increased operating and maintenance and state tax expenses. Earnings at BNI Coal were similar to the same period a year ago, and ALLETE Properties recorded a smaller net loss than in the third quarter of 2010.

Quarterly earnings were diluted by two cents per share because of a higher common share balance from the funding of major capital improvements.

Hodnik said that ALLETE now expects to finish 2011 with earnings in the higher end of a range between $2.40 and $2.60 per share, excluding a one-time eight cent per share income tax benefit recorded in the second quarter.

The company will host a conference call and webcast at 10:00 a.m. Eastern time today to discuss details of its performance for the quarter. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through November 5, 2011 by dialing (800) 585-8367, pass code 15710427.

ALLETE's corporate headquarters are in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light & Power Co. of Wisconsin, ALLETE owns BNI Coal in Center, N.D., ALLETE Clean Energy, also based in Duluth, and has an eight percent equity interest in the American Transmission Co. More information about the company is available at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Operating Revenue	$226.9	$224.1	$689.0	$668.9

Operating Expenses
Fuel and Purchased Power	74.8	79.0	229.8	233.1
Operating and Maintenance	90.5	89.8	276.3	262.9
Depreciation	22.7	20.0	67.1	59.8
Total Operating Expenses	188.0	188.8	573.2	555.8

Operating Income	38.9	35.3	115.8	113.1

Other Income (Expense)
Interest Expense	(10.9)	(9.7)	(32.6)	(28.1)
Equity Earnings in ATC	4.7	4.5	13.7	13.4
Other	0.5	0.6	2.3	3.8
Total Other Expense	(5.7)	(4.6)	(16.6)	(10.9)

Income Before Non-Controlling Interest and Income Taxes	33.2	30.7	99.2	102.2
Income Tax Expense	12.7	11.2	24.7	40.5
Net Income	20.5	19.5	74.5	61.7
Less: Non-Controlling Interest in Subsidiaries	—	(0.1)	(0.2)	(0.3)
Net Income Attributable to ALLETE	$20.5	$19.6	$74.7	$62.0

Average Shares of Common Stock
Basic	35.6	34.4	35.1	34.1
Diluted	35.7	34.5	35.2	34.2

Basic Earnings Per Share of Common Stock	$0.57	$0.57	$2.13	$1.82
Diluted Earnings Per Share of Common Stock	$0.57	$0.56	$2.12	$1.81

Dividends Per Share of Common Stock	$0.445	$0.44	$1.335	$1.32

Consolidated Balance Sheet
Millions - Unaudited

	Sept. 30,	Dec. 31,		Sept. 30,	Dec. 31,
	2011	2010		2011	2010
Assets			Liabilities and Shareholders' Equity
Cash and Short-Term Investments	$135.1	$51.6	Current Liabilities	$122.0	$158.9
Other Current Assets	167.7	188.1	Long-Term Debt	844.4	771.6
Property, Plant and Equipment	1,902.1	1,805.6	Deferred Income Taxes	373.0	325.2
Regulatory Assets	286.9	310.2	Regulatory Liabilities	44.6	43.6
Investment in ATC	97.9	93.3	Defined Benefit Pension & Other Postretirement Benefit Plans	217.1	231.4
Investments	129.5	126.0	Other Liabilities	101.9	93.4
Other	35.2	34.3	Shareholders' Equity	1,051.4	985.0
Total Assets	$2,754.4	$2,609.1	Total Liabilities and Shareholders' Equity	$2,754.4	$2,609.1

	Quarter Ended		Year to Date
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2011	2010	2011	2010
Millions
Regulated Operations	$23.8	$22.1	$80.5	$65.2
Investments and Other	(3.3)	(2.5)	(5.8)	(3.2)
Net Income Attributable to ALLETE	$20.5	$19.6	$74.7	$62.0

Statistical Data
Corporate
Common Stock
High	$42.10	$37.75	$42.10	$37.87
Low	$35.51	$33.16	$35.51	$29.99
Close	$36.63	$36.43	$36.63	$36.43
Book Value	$28.56	$27.23	$28.56	$27.23

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	265	262	865	847
Commercial	369	374	1,074	1,074
Municipals	257	253	757	746
Industrial	1,851	1,799	5,470	4,956
Total Retail and Municipal	2,742	2,688	8,166	7,623
Other Power Suppliers	537	629	1,690	2,168
Total Regulated Utility	3,279	3,317	9,856	9,791
Non-regulated Energy Operations	23	27	74	87
Total Kilowatt-hours Sold	3,302	3,344	9,930	9,878

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.